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                    U. S. SECURITIES AND EXCHANGE COMMISSION     SEC FILE NUMBER
                             WASHINGTON, D.C. 20549                  1-14634
                                                                 ---------------
CC                                 FORM 12b-25                   ---------------
                                                                  CUSIP NUMBER
                           NOTIFICATION OF LATE FILING                 N/A
                                                                 ---------------


(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [X] Form 11-K
             [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

             For Period Ended: December 31, 1998
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:____________________

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Santa Fe Investment Savings & Profit Sharing Plan
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Full Name of Registrant

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Former Name if Applicable
c/o Santa Fe International Corporation
5420 LBJ Freeway, Suite 1100
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Address of Principal Executive Office (Street and Number)

Dallas, Texas 75240
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City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     See Attachment III.

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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Robert S. Preece.                    (972)                 701-7898
------------------------------------      -----------         ------------------
             (Name)                       (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                [X] Yes   [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No
                                                                [ ] Yes   [X] No

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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                Santa Fe Investment Savings & Profit Sharing Plan
                -------------------------------------------------
                      (Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 29, 1999                       By: /s/ C. Stedman Garber, Jr.
      -------------                           ----------------------------------
                                              C. Stedman Garber, Jr.
                                              Chairman, Administrative Committee

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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                                 ATTACHMENT III
                                       TO
                           NOTIFICATION OF LATE FILING
                                  OF FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1998

     The Registrant was unable to file, on June 29, 1999, its Annual Report on Form 11-K for the fiscal year ended December 31, 1998 ("Form 11-K") because the Registrant did not timely receive trustee reconcilliation reports necessary for the commencement of the preparation of annual financial statements for the Santa Fe Investment Savings & Profit Sharing Plan (the "Plan".) The trustee reports, which indicate assets held by the Trust and disbursements from the Trust are a necessary component for the commencement of the preparation of Plan financial statements, and for the Registrant's auditors, Ernst & Young LLP, to complete its audit of such financial statements. As a result thereof, the Registrant was unable to timely file its Form 11-K on June 29, 1999. Copies of letters from Wachovia Bank and Ernst & Young LLP confirming the foregoing are attached hereto to this Attachment III.


                        [Wachovia Bank, N.A. LETTERHEAD]

                                  June 25, 1999

Mr. C.Stedman Garber, Jr.,
Chairman, Administrative Committee
for the Employee Benefit Plans of
Santa Fe International Corporation
5420 LBJ Freeway, Suite 1100
Dallas, Texas 75240

Re:  Annual Report on Form 11-K

Dear Mr. Garber:

     In accordance with notification to the Securities and Exchange Commission (the "Commission") on Form 12b-25 of the inability of the Santa Fe Investment Savings & Profit Sharing Plan (the "Plan") to timely file its Annual Report on Form 11-K for the fiscal year ended December 31, 1998, the undersigned acknowledge that a primary factor in such inability relates to the delayed preparation of information concerning the activities of the trust account of the Plan which resulted during the transition by the Trustee to a new computer accounting system intended to ensure that the Trustee's activities are Year 2000 compliant. Specifically, there was a delayed transfer of trust reconcilliation data between the the undersigned and the Company due to the system transition mentioned above. As a result, commencement of the preparation of financial statements and the report of independent auditors were delayed.

You are authorized to provide a copy of this letter as an exhibit to the Form 12b-25 to be filed with the Commission.


Yours truly,

/s/ D. MICHAEL HILL,
Senior Vice President
Wachovia Bank, N.A.

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                         [ERNST & YOUNG LLP LETTERHEAD]


June 28, 1999

Mr. C Stedman Garber, Jr.
Chairman, Administrative Committee
for the Employee Benefit Plans of
Santa Fe International Corporation
5420 LBJ Freeway, Suite 1100
Dallas, Texas 75240


Dear Mr. Garber:


You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated for filing June 29, 1999.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of the Santa Fe Investment Savings & Profit Sharing Plan on or before the date the Form 11-K of the Santa Fe Investment Savings & Profit Sharing Plan for the period ending December 31, 1998 is required to be filed.

Yours very truly,

/s/ ERNST and YOUNG

Ernst and Young LLP